Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C. 20549

June 26, 2018

Re:

HyperSciences, Inc.

Offering Statement on Form 1-A

Filed on March 6, 2018

CIK No. 0001646921

Dear Ms. Ravitz:

We filed an amended Form 1-A Offering Statement to reflect changes to our underwriter’s compensation and to include additional information relating to the SBIR program that was inadvertently omitted from the previous amendment.

FINRA has approved the terms of the offering and we believe we have adequately addressed the SEC’s comments. Therefore, we respectfully request qualification of the above-referenced offering statement as soon as is practicable, and at least by Thursday, June 28th at 4:30pm Eastern Time.

In making this request, HyperSciences hereby acknowledges the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility from the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Mark Russell

Mark Russell

Chief Executive Officer

HyperSciences, Inc.